FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

  The following is an English language version of an announcement made locally in Korea on 28 March 2011 by Hana HSBC Life Insurance Company Limited on its website. Hana HSBC Life is jointly owned by Hana Financial
  Group and HSBC Insurance (Asia-Pacific) Holdings Limited.

   29 March 2011

HANA HSBC LIFE GETS KRW50BN CAPITAL BOOST

Hana HSBC Life Insurance Company Limited (Hana HSBC Life) has obtained an injection of KRW50bn (US$44m) in capital from its two strategic shareholders, Hana Financial Group (50% + one share) and HSBC Insurance (Asia-Pacific) Holdings Limited (50% - one share), who have each contributed KRW25bn (US$22m) to support the ongoing business expansion of Hana HSBC Life in Korea.

Paul Menzies, Deputy Regional Head of Insurance, HSBC Insurance (Asia-Pacific) Holdings Limited, said: "Established financial services companies like HSBC and Hana Financial Group are well placed to provide family protection, long-term savings and retirement planning solutions to customers. We have seen Hana HSBC Life's business expand rapidly through combining one of Korea's largest and trusted financial services brands, Hana Financial Group, with the global insurance capabilities of the HSBC Group."

Note to editors

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                  By:

                                                                                Name:   P A Stafford

                                                                                                      Title: Assistant Group Secretary

                                                                                   Date: 29, March 2011